Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 22, 2011
_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 22, 2011, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To re-elect Ms. Tali Alush-Aben as external director;

3.	To authorize Mr. Shimon Alon, the Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years;

4.	To approve modifications to the terms of employment (including grant of stock options) of Mr. Shimon Alon as our Chief Executive Officer;

5.	To grant stock options to our non-employee directors;

6.	To approve amendments to the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers;

7.	Subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers;

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

9.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2010.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 14, 2011 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors,

SHIMON ALON	DROR HAREL-ELKAYAM
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer & Secretary

November 14, 2011

ATTUNITY LTD

Kfar-Netter Industrial Park, Kfar-Netter, Israel
__________________________

PROXY STATEMENT
__________________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2011 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 22, 2011, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 15, 2011.

Introduction

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

•	the “SEC” are to the United States Securities and Exchange Commission;

•
"Convertible Notes" or "Convertible Promissory Notes" are to the convertible promissory notes we issued to the Investors Group pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the and the investors named therein, or the Note Agreement;

On November 1, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.65 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Purpose of the Meeting

It is proposed that at the Meeting resolutions be adopted: (1) to re-elect four directors; (2) to re-elect Ms. Tali Alush-Aben as external director; (3) to authorize Mr. Shimon Alon, the Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years; (4) to approve modifications to the terms of employment (including grant of stock options) of Mr. Shimon Alon as our Chief Executive Officer; (5) to grant stock options to our non-employee directors; (6) to approve amendments to the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers; (7) subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers; and (8) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2010 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share, as of the close of business on November 14, 2011 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 1, 2011, there were outstanding 38,108,823 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, December 29, 2011 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Voting and Proxies

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at Kfar-Netter Industrial Park, Kfar-Netter, Israel, not later than November 24, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 1, 2011 regarding the beneficial ownership by (i) each of our directors and executive officers, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	5,891,870	(3)	14.29%
Ron Zuckerman	3,071,129	(4)	7.76%
Bonale Foundation	1,682,899	(5)	4.35%
Dov Biran	963,720	(6)	2.52%
Dani Falk	*		*
Tali Alush-Aben	*		*
Gil Weiser	*		*
Dror Harel-Elkayam	*		*
Directors and Officers as a group (consisting of 7 persons)	10,411,099	(7)	25.83%
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*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,108,823 ordinary shares issued and outstanding as of November 1, 2011.

(3)
Mr. Alon is the Chairman of our Board. Includes an aggregate of 2,783,121 ordinary shares; Convertible Promissory Notes to purchase 593,549 ordinary shares at a conversion price of $0.62 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares at exercise prices of $0.12 per ordinary share; and 1,166,667 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.25 to $2.42 per ordinary share.

(4)
Mr. Zuckerman is a member of our Board. Includes an aggregate of 1,614,072 ordinary shares; Convertible Promissory Notes to purchase 593,549 ordinary shares at a conversion price of $0.62 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares at exercise prices of $0.12 per ordinary share; and 100,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. See footnote 5 below.

(5)
Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. Includes 1,121,933 ordinary shares and 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share (the "Bonale Shares"). Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Mr. Biran is a member of our Board. Includes an aggregate of 863,720 ordinary shares; and 100,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $0.08 to $2.42 per share.

(8)
Includes 5,272,043 ordinary shares; Convertible Promissory Notes to purchase 1,187,098 ordinary shares at a conversion price of $0.62 per share; 220,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,417,857 Ordinary Shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; 1,840,417 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share; and rights to purchase up to 315,256 Ordinary Shares together with 2009 Warrants to purchase up to 157,628 Ordinary Shares at exercise prices of $0.12 per ordinary share. Excludes the Bonale Shares.

*PROPOSALS FOR THE 2011 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors (see Item 2 below), are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1 and the nominee proposed in Item 2 below, the size of our Board of Directors will be six (6) directors (including two external directors).

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment	Age	Director Since
Shimon Alon	Chairman of our Board of Directors and Chief Executive Officer	61	2004
Dov Biran	CEO of Fitango Inc.	59	2003
Dan Falk	Director of companies	66	2002
Ron Zuckerman	Director of companies	54	2004
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 Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe.  Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces. He also served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech Ltd., Nice Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd., Oridion Medical Ltd. and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2010 (including two directors whose service expired in December 2010)	$629,000	$76,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2010, an aggregate sum of approximately $76,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 32,800) and an attendance fee of NIS 1,630 (equivalent to approximately $450) per meeting attended, both linked to the Israeli Consumer Price Index.

In addition, we adopted a stock option policy for non-employee directors, according to which each of our non-employee directors who may serve from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will be granted options, as follows:

•
a grant of options under our stock option plans to purchase 60,000 ordinary shares every three years for which such non-employee director holds office, which options vest in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

The foregoing stock options policy was approved by the shareholders in December 2008 and ratified in December 2009. For details about proposed modifications to the aforesaid policy, see Item 5 below.

In 2010, we granted to our directors and executive officers options to acquire an aggregate of 210,000 ordinary shares, at exercise prices ranging from $0.70 to $0.76 per share. Such options will expire in 2016.

In addition, we have undertaken to indemnify our directors and executive officers to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders. For details about proposed modifications to the indemnification letters, see Item 7 below.

Mr. Alon, our Chairman and Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about proposed modifications to such agreement, see Item 4 below.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power) such as Attunity, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each.

Ms. Tali Alush-Aben was elected as an external director of the Company on December 31, 2008 for a three-year term that expires on December 30, 2011. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the meeting to re-elect Ms. Alush-Aben as an external director for an additional term of three years.

The Company has received a declaration from Ms. Alush-Aben, confirming her qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Ms. Alush-Aben satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see in Item 1 above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation to be granted to such nominee, see in Item 1 above under the caption “Executive Compensation” as well as Items 5 and 7 below. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Tali Alush-Aben has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. She holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Tali Alush-Aben be elected as an external director of Attunity for a term of three years.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” or having a "personal interest" in the matter as a result of relations with the controlling shareholder (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed two percent (2%) of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. Subject to the Companies Law, in the event that Ms. Tali Alush-Aben should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an external director.

The Board of Directors recommends a vote FOR the election of the nominee named above as an external director.

External Director Continuing in Office

Gil Weiser, who was elected as external director of the Company to serve until December 30, 2013, continues to serve the Company as an external director. A brief biography of Mr. Weiser follows.

Gil Weiser has been an external director since December 2010. Mr. Weiser currently serves as a director of several companies, including Fundtech Ltd. and ClickSoftware Technologies Ltd. He also serves as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd from August 2006 to June 2010, as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and CEO of Fibronics International Inc. and as CEO of Digital (DEC Israel) from 1978 to 1993. He also served as Chairman of the Executive Board of Haifa University from 1994 to 2006, a director of the Tel Aviv Stock Exchange from 2002 to 2004, and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

ITEM 3 — CEO AND CHAIRMAN CONCURRENT OFFICE
(Item 3 on the Proxy Card)

Background

According to Sections 95(a) and 121(c) of the Israeli Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and, as approved by our shareholders, was also appointed our Chief Executive Officer in June 2008.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Alon to continue to act as both the Chairman of our Board and our Chief Executive Officer in light of, among others, Mr. Alon’s experience and familiarity with the Company’s business. Even if this matter is approved, Mr. Alon, if nominated by our Board of Directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

Mr. Alon is not entitled to any additional compensation for his service as Chairman of our Board of Directors. He will, however, continue to be entitled to receive the compensation we pay him as chief executive officer (see Item 4 below) for as long as he serves in such position (i.e., even in the event that the proposed resolution in this Item 3 shall not be adopted).

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolutions be adopted:

”RESOLVED, to authorize Shimon Alon to serve as both the Company’s Chairman of the Board and Chief Executive Officer for a three-year term.”

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution, provided that (i) the shares voting in favor of such resolution include at least two-thirds (2/3) of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in the matter (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed two percent (2%) of Attunity’s outstanding shares. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. To avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 — CEO EMPLOYMENT TERMS
(Item 4 on the Proxy Card)

Background

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to the employment agreement (as modified from time to time), we agreed to provide Mr. Alon the following payments and benefits (NIS figures are based on an exchange rate of NIS 3.65 to $1.00):

•	A gross monthly salary (denominated in NIS) equal to the NIS equivalent of $25,685 during the term of his employment;

•	A company car and all related expenses, except related taxes;

•
Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers  Insurance  Policy are for  severance pay to which Mr. Alon  would be entitled;

•
Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30 per share. In December 2009, we granted Mr. Alon options to purchase 250,000 additional ordinary shares, at an exercise price equal to $0.25 per share. In December 2010, we granted Mr. Alon additional options to purchase 100,000 ordinary shares, at an exercise price equal to $0.70 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and become exercisable (1) with respect to the initial grant of 960,000 options - in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment; all of these options are currently fully vested; and (2) with respect to the additional grants - one third of the options will become exercisable one year after the grant date and the balance vests in eight equal quarterly installments. The vesting of all options is accelerated in certain change of control events;

•
An annual bonus (denominated in NIS) that will not exceed the NIS equivalent of $123,288 gross. The bonus shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company; and

•
In the event of termination of Mr. Alon’s employment for any reason (except if the company  terminates his employment under such  circumstances that he is not entitled to severance  pay under  Israeli law, or if he resigns without giving  the  required  prior  notice),  Mr. Alon  will be entitled  to an  adjustment  period of 12 months following  the end of the prior notice  period under the  agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is  entitled  under the  agreement,  except  that the options  granted  to him will  cease to vest;  however  he will be  entitled  to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

The agreement (as well as the amendments thereto) with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% (and, until January 2010, also waived certain associated social benefits) until further notice by him. In February 2011, Mr. Alon agreed to a 4% reduction in his annual base salary (in lieu of the previous 10% waiver).

Proposed Modifications (including Grant of Stock Options)

Our success depends to a significant extent on the performance of Mr. Alon. In recognition of Mr. Alon's contribution to the Company, the Board of Directors has approved, after receipt of recommendation and approval of the Audit Committee, the following modifications to Mr. Alon's compensation terms (NIS figures are based on an exchange rate of NIS 3.65 to $1.00):

•	Increase Mr. Alon's gross monthly salary (denominated in NIS) by approximately 6.7% to the NIS equivalent of $27,397;

•
Increase Mr. Alon's annual bonus (denominated in NIS) by approximately 33% to an annual bonus that will not exceed the NIS equivalent of $164,384 gross, which reflects approximately six (6) monthly gross salaries (instead of approximately five (5) monthly gross salaries). The bonus shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors; and

•	An additional grant of options to purchase up to 200,000 Ordinary Shares on the following key terms:

•
One third of the options will become exercisable after one year and the balance will vest in eight equal quarterly installments. The vesting of the options will be accelerated in certain change of control events.

•	The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Meeting).

•	All other terms and conditions in connection with the above options shall be as set forth in our 2003 Israeli Stock Option Plan.

For the sake of clarity, in the event that the proposed resolution shall not be adopted, then Mr. Alon's compensation terms shall continue unchanged.

The Proposed Resolution

Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order. As described above, our Audit Committee and Board of Directors have previously approved the proposed modifications, including grant of stock options, to Mr. Alon's compensation terms. It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed modifications, including grant of stock options, to Mr. Alon's compensation terms as described in Item 4 of the Proxy Statement, dated November 14, 2011 is hereby approved.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 – GRANT OF STOCK OPTIONS
(Item 5 on the Proxy Card)

Background

As more fully described under "Executive Compensation" above, we adopted a stock option policy for non-employee directors, according to which each of our non-employee directors who may serve from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will be granted options, as follows:

•
a grant of options under our stock option plans to purchase 60,000 ordinary shares every three years for which such non-employee director holds office, which options vest in three equal installments over three years following the grant date (i.e., one third of the options become vested each year);

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

The foregoing stock options policy was approved by the shareholders in December 2008 and ratified in December 2009.

Proposed Modification to Stock Option Policy

In October 2011, our Audit Committee and Board of Directors revised the said stock options policy, such that, subject to approval of our shareholders, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will receive a grant of options under our stock option plans to purchase 80,000 Ordinary Shares (rather than 60,000) every three years for which such non-employee director holds office, which options vest in three equal installments over three years. All other terms of the stock options policy described above will remain unchanged.

If the proposed modification to the stock option policy is adopted, each of our non-employee directors, including Ms. Alush-Aben, will be entitled (subject to their reelection at the Meeting) to receive a grant of options under our stock option plans to purchase 80,000 Ordinary Shares (rather than 60,000) at an exercise price equal to the closing price of our shares on the date of the Meeting, because they have completed a term of three years.

Notwithstanding the foregoing, Mr. Weiser, whose three-year term is scheduled to expire only in December 2013, will be entitled to receive an additional grant of options under our stock option plans to purchase 20,000 Ordinary Shares, at an exercise price equal to the closing price of our shares on the date of the Meeting (for the sake of clarity, the 20,000 options vest in three equal installments over three years following the grant date), so as to provide him the same level of equity award as the other non-employee directors. Pursuant to regulations promulgated under the Companies Law, we generally may not change the terms of compensation of an external director during his or her term, except when a new external director is elected and only if such revised terms are for the benefit of the continuing external director.  Accordingly, the following resolution, with respect to Mr. Weiser, our continuing external director, is also subject to the election of Ms. Tali Alush-Aben (see Item 2 above).

For the sake of clarity, in the event that the proposed resolution shall not be adopted, then the stock options policy and the grants of stock options thereunder, shall continue unchanged.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed change to the stock options policy, including the grant of stock options, as described in the Company’s Proxy Statement, dated November 14, 2011, are ratified and approved in all respects.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(Item 6 on the Proxy Card)

Background

Our Board of Directors approved, as part of its ongoing corporate governance review, the proposed amendments to Articles 1 and 98 of the Company’s Articles of Association (as amended and restated) set forth in Appendix A hereto.

The proposed amendments are primarily intended to incorporate recent changes in the Companies Law and the Israeli Securities Law, 1968 (such amendments shall be referred to as the "Administrative Enforcement Law") relating to indemnification and insurance of directors and officers for expenses they incur as a result of administrative proceedings that may be instituted against them under the Administrative Enforcement Law and for payments made to injured persons under specific circumstances thereunder, which amendments will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law.

Our Board of Directors believes that the proposed amendments are in the best interests of the Company and its shareholders.

For the full version of the Company’s Articles of Association as currently in effect, see Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on March 31, 2011), which may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Articles 1 and 98 of the Articles of Association of the Company be amended as set forth in Appendix A to the Proxy Statement dated November 14, 2011; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 7
REVISED INDEMNITY AGREEMENT
(Item 7 on the Proxy Card)

Background

The Israeli Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. The Company has provided indemnification letters in favor of the Company’s directors and officers in a form that was approved by the shareholders in 2005.

In light of the Administrative Enforcement Law described in Item 6 of this Proxy Statement, the Company’s audit committee and board of directors have approved modifications to such indemnification letters, in the form of the revised agreement attached as Appendix B hereto, to ensure that the Company’s directors and officers have indemnification to the fullest extent permitted by law. In particular, pursuant to the Administrative Enforcement Law, we are not allowed to indemnify or insure our office holders for certain proceedings and for certain financial sanctions resulting from such proceedings. However, the Administrative Enforcement Law allows us to indemnify and insure our office holders with respect to the expenses incurred by them as a result of such proceedings and with respect to certain payments made to the injured parties of such violations as described in the Administrative Enforcement Law.

Pursuant to the Companies Law, the amendments to the indemnification letters will not be made if the proposed related amendments to the Company’s Articles of Association in Item 6 above are not approved.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an Indemnification Agreement with each of the Company’s directors, in the form of the agreement attached as Appendix B to the Proxy Statement dated November 14, 2011, be, and it hereby is, ratified and approved;

“RESOLVED, that for the purposes of the foregoing resolution, the term “director” shall include all present and future directors of the Company, including external directors, as shall serve from time to time.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 8 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 8 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2010, we paid Kost Forer Gabbay & Kasierer $106,179 (compared to $115,839 for 2009) for auditing and audit-related services, $3,340 ($0 in 2009) for tax related services and no fees ($1,250 in 2009) for other services.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on March 31, 2011), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said annual report on Form 20-F, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2011 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer and Secretary

November 14, 2011

APPENDIX A

Articles 1 and 98 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

Article 1.   The meaning of the term "Officer" in Article 1 of the Company’s Articles of Association shall be amended and restated in its entirety as follows:

"Every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.  ~~A Director, President, General Manager, Chief Executive Officer, Vice President, Chief Financial Officer, any other manager directly subordinate to the President, and any person who fills one of the said positions in the Company, even if he carries a different title."~~

Article 98.          Article 98 of the Company’s Articles of Association shall be amended and restated in its entirety as follows:

"The Company may, to the maximum extent permitted by the Companies Law, indemnify and insure the liability of Officers. Without derogating from the foregoing, the Company may:

(a)       enter into a contract for the insurance of the liability, in whole or in part, of any of its Officers imposed on the Officer by reason of an act performed in his or her capacity as an Officer, in respect of each of the following:

(i) a breach of his or her duty of care to the Company or to another person;

(ii) a breach of his or her duty of loyalty to the Company, provided that the Officer acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; ~~and~~

(iii) a financial obligation imposed on him or her in favor of another person;

(iv) a payment which the Officer is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968 (the "Securities Law"), if applicable, and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v) Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Officer in the Company.

(b) ~~may~~ indemnify an Officer of the Company in respect of an obligation or expense specified below imposed on the Officer in respect of an act or omission performed in his or her capacity as an Officer, as follows:

(i) any financial obligation imposed on an Officer in favor of a third party by a court judgment, including a compromise or an arbitrator's award approved by court;

(ii) reasonable litigation expenses, including attorney’s fees, expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

(iii) reasonable legal expenses, including attorneys' fees, expended by or charged to an Officer or adjudicated against an Officer by a court in a proceeding commenced against an Officer by the Company or on its behalf or by another person, or in a criminal charge from which an Officer was acquitted, or in a criminal charge that does not require proof of criminal intent, in which the Officer was convicted;

(iv) a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v) any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an Officer in the Company.

The Company may undertake to indemnify an Officer as aforesaid, (aa) prospectively, provided that, in respect of Article 98(b)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively."

A - 2

APPENDIX B

Revised Form of Indemnification Letter
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

ATTUNITY LTD.

To:	Date: _______________
_________________
_________________

Re: Indemnification Agreement

Dear _____________:

WHEREAS, it is in the best interest of Attunity Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming more reluctant to serve publicly-held companies unless they are provided with adequate protection thorough insurance, indemnification and exculpation in connection with such service; and

WHEREAS, you are a director, officer and/or employee of the Company and/or its subsidiaries, and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification and exculpation to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1.	Indemnification. The Company shall indemnify you, to the maximum extent permitted by applicable law, for the following events (“Indemnifiable Events”):

1.1
any financial obligation imposed on you in favor of a third party by a court judgment, including a settlement or an arbitrator’s award approved by court, for an act or omission performed by you in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries;

1.2
all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

1.3
all reasonable legal expenses, including attorneys’ fees, expended by or charged to you or adjudicated against you, by a court in a proceeding commenced against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you were acquitted, or in any criminal proceedings which does not require proof of intent (in which you were convicted), all in respect of actions or omissions performed in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries; and

1.4
a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company’s holdings in such company or is made at the Company's request (“Affiliate”).

The Company will indemnify you even if at the relevant time you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

2.	Scope of Indemnity. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty, except for a breach while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or the consequences of a breach of the duty of care;

2.3	an act with intent to unlawfully realize personal gain; or

2.4	a fine or penalty imposed upon you for an offense.

3.
Advancements. If so requested by you, the Company shall advance an amount (or amounts) to cover your reasonable legal expenses, including attorneys’ fees, with respect to which you are entitled to be indemnified under paragraph 1 above.  These advancements will be made available to you on the date on which such amounts are first payable by you, and with respect to items referred to in paragraph 1.2 above, even prior to a court decision.

The obligation of the Company to make such advances shall be subject to the condition that, if, when and to the extent that it is determined that you were not entitled to be so indemnified under applicable law, you hereby agree to promptly reimburse the Company for all such amounts theretofore advanced, except that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent.  As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
Limitation of Indemnity. The total amount of indemnification that the Company undertakes towards all persons whom it has been resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 10 Million US Dollars, according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the time of indebtedness or such greater (and only greater) sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Israeli Companies Law, 5759-1999) by the Audit Committee and Board of Directors of the Company. In addition, the indemnification ~~will be limited to the matters described in~~ with respect to  paragraph 1.1 ~~above~~ will be limited insofar as they result from your actions in the matters or events set forth in Exhibit A hereto or in connection therewith. The Audit Committee and Board of Directors approved that such events are foreseeable in light of the actual activities of the Company at the time this Agreement is entered into (or modified) and that the said maximum amount is reasonable under the circumstances.

5.
Subrogation. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. The provisions of paragraph 1 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an Indemnifiable Event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement, except in respect of any excess beyond the payment under such insurance, clause or agreement, within the limits set forth in Section 4 above.

Notification and Defense of Claim

6.	Notice and Defense of Indemnifiable Events. In all indemnifiable circumstances indemnification will be subject to the following:

6.1
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

6.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to Agreement and/or pursuant to law.

6.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

6.4
If, in accordance to paragraph 6.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

6.5
The Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

6.6
If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

Exculpation

7.	Subject to the provisions of the Companies Law, the Company will exculpate you from liability, or any party of a liability, for damages sustained by a breach of duty of care to the Company.

Governing Law

8.	This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel.

Miscellaneous

9.
The Company represents and warrants to you that this Agreement has been duly approved by all requisite corporate action, including pursuant to the resolutions adopted by the shareholders of the Company on December __, 2011.

~~This Agreement is being issued to you pursuant to the resolutions adopted by the Audit Committee and the Board of Directors of the Company on November __, 2005, and by the shareholders of the Company on December __, 2005.~~

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraph 4 above.

11.
If any undertaking included in this Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.	This Agreement cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents thereof.

Very truly yours,

ATTUNITY LTD.

By:          ___________________
Title:       ___________________

ACKNOWLEDGMENT OF AGREEMENT:

Name: _____________________________

Date:       _________________________

EXHIBIT A

1.
The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

2.
Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

4.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

6.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

7.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

8.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

9.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

10.
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

11.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.